LIVINGSTON SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67901

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__

MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Livingston Securities LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__626 Rexcorp Plaza, Suite 603, West Tower__

(No. and Street)

Uniondale	NY	11556
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Livingston	212 520 8481	scott@livingstonsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Cherry Bakeart LLP__

(Name – if individual, state last, first, and middle name)

4601 DTC Blvd, Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

10-20-2003		677	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Livingston   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Livingston Securities LLC_____, as of December 31   , 2 025   , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Executive Officer

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

LIVINGSTON SECURITIES, LLC

DECEMBER 31, 2025

TABLE OF CONTENTS



Your Guide Forward

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Livingston Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Livingston Securities, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cherry Bekaert LLP

We have served as Livingston Securities, LLC's auditor since 2025.

Denver, Colorado
February 25, 2026

LIVINGSTON SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

Assets

Cash	$	969,366
Clearing deposit		108,795
Commission receivable		5,829
Other assets		11,961
Total assets	**$**	**1,095,951**

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts payable		29,308
Due to related parties		13,137
Total liabilities	**$**	**42,445**
Member's equity		1,053,506
Total liabilities and members' equity	**$**	**1,095,951**

LIVINGSTON SECURITIES, LLC
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2025

1. Organization and Significant Accounting Policies

<u>Organization and business</u>

Livingston Securities, LLC (the "Company") is a New York Limited Liability Company formed on February 21, 2008. The Company conducts a securities investment banking business in which it purchases and sells securities on behalf of its clients. The Company is registered with the U.S. Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of the Livingston Group of Companies, LLC (the "Parent"). In addition, the Company is affiliated with Livingston Services, LLC (the "Related Entity") which is also a wholly owned subsidiary of its Parent.

<u>Revenue recognition</u>

The Company records securities transactions and related revenue and expenses on a settlement date basis. Transactions recorded on a trade date basis would not be materially different. Investment banking revenue is recorded based on the terms of the respective agreements and deferred until earned by the Company.

<u>Agreement with clearing broker</u>

The Company under Rule 15c3-3 (k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rule 17a-3 and 17a-4 of the Securities and exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer confirmations and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

<u>Cash and cash equivalents</u>
For the purposes of the statement of cash flows, the Company considers investments with original maturities of three months or less to be cash equivalents.

<u>Estimates</u>
The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Organization and Significant Accounting Policies *(continued)*

<u>Income Taxes</u>

The financial statement doesn't include a provision for income taxes because the Company is not a taxable entity, and its member is taxed on its respective share of the Company's earnings.

The company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority. Including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2022. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analysis of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assesses. No interest expense or penalties have been recognized as of and for the year ended December 31, 2025.

Furniture and equipment

Furniture and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of three years.

Basis of Accounting and Trading and Valuation of Securities

The Company values its securities in accordance with Accounting Standards Codification 820 – Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Basis of Accounting and Trading and Valuation of Securities *(continued)*

Observable inputs are those that market participants would be used in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

1. Organization and Significant Accounting Policies *(continued)*

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable. Either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

2. Fair Value of Financial Instruments

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The Company did not have any level 1, 2 or 3 assets as of December 31, 2025. There were no transfers between level 1, 2 or 3 during the year ending December 31, 2025.

3. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2025, the Company had net capital of $1,041,545 and net capital requirement of $100,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.0408 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

4. Commitments and Related Party Transactions

The Company is provided office space and facilities from its Related Entity under as expense sharing agreement. Under the agreement the Company is required to reimburse the Related Entity 90% of the costs to utilize common office space, personnel, and administrative services. The Company has a payable of $13,030 to a Related Entity and has a payable of $107 to its Parent as of December 31, 2025.

The parent provided $675,500 of capital contributions to the Company during the year 2025.

5. Financial Instruments, Off-Balance Sheet Risk and Contingencies

In the normal course of business, the Company's client activities, through its clearing broker, involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off- balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company has receivables from and deposits with its clearing broker as shown on the accompanying statement of financial condition. These amounts are not covered by SIPC and are subject to loss should the clearing broker cease business.

The Company's financial instruments, including cash, clearing deposit, commission receivable, other assets, accounts payable and due to related parties are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company maintains its cash in one financial institution. At times, the amount on the deposit at this institution may exceed the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2025, the Company's cash exceeds the FDIC insurance limit by $719,366.

6. Reportable Segments

The Company is engaged in a single line of business as a securities broker-dealer, which conducts a securities investment banking business in which it purchases and sells securities on behalf of its clients. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment as the same as those described in the summary of significant accounting policies.

7. Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statement was issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.